UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
X Form C/A: Amendment to Offering Statement
    X Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

GenAI Works, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 17, 2023

Physical Address of Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Issuer:

https://genai.works

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

GenAI Works CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

Date of Organization:

July 8, 2024

Physical Address of Co-Issuer:

838 Walker Road, Suite 21-2, Dover, DE 19904, United States

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $27,500 advance setup fee and $2,000 monthly fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock

Target Number of Securities to be Offered:

1,321

Price (or Method for Determining Price):

$7.35

Target Offering Amount:

$10,000.63

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,997.29

Deadline to reach the Target Offering Amount:

April 30, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$265,673	$72,182
Cash & Cash Equivalents	$229,194	$72,182
Accounts Receivable	$19,725	$0
Current Liabilities	$1,791	$15,709
Long-Term Liabilities	$0	$0
Revenues/Sales	$982,078	$121,876
Cost of Goods Sold	$0	$0
Taxes Paid	$14,433	$0
Net Income/(Net Loss)	$4,501	$56,473

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Amended and Restated Certificate of Incorporation
Exhibit E: Bylaws
Exhibit F: Stockholders Agreement
Exhibit G: Financial Statements
Exhibit H: Video Transcript
Exhibit I: Testing the Waters Communications

Offering Statement (Exhibit A)
April 30, 2025

GenAI Works, Inc.



SPV Interests Representing
Up to $4,999,997.29 of Class B Common Stock

GenAI Works, Inc. ("**GenAI**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.63 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,997.29 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**") "), at a purchase price of $7.35 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Maximum Offering Amount includes the investor processing fee total for all investments (charged up to the first $10,000.00 of an Investor's investment, subject to a maximum fee of $300.00 per investment). The investment will be made through GenAI Works CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The purpose of this material amendment is to include audited financials for fiscal year 2024.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$749.70	$63.72	$685.98
Investor Processing Fee (4)	$22.49	$1.91	$20.58
Target Offering Amount	$10,000.63	$850.05	$9,150.58
Maximum Offering Amount	$4,999,997.29	$424,999.77	$4,574,997.52

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment and a $2,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor for the first $10,000.00 of their investment a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**") for a maximum fee of $300.00. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $749.70 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://genai.works.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is August 19, 2024

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

GenAI Works, Inc. is a media and technology company that offers an AI Hub for its community to discover, learn and grow. The Company was incorporated on May 17, 2023 in Delaware.

The Company is located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States and its website is https://genai.works.

The Company sells its services through the internet throughout the United States and internationally.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.genai.works (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.63
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,321
Maximum Offering Amount	$4,999,997.29
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	660,458
Price Per Security	$7.35*
Minimum Individual Purchase Amount	$772.19 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $4,999,997.29 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Steve Nouri	CEO, Founder and Director	CEO, Founder and Director of GenAI Works, Inc., 2023 – Present Responsible for overall management, business development, marketing, and operations. Founder of AI4Diversity, 2021 – Present Responsible for overall strategy. Head of Data Science and AI at the Australian Computer Society, 2019 – 2021. Responsible for overall technical strategy.	The University of Technology Sydney, Master of IT, Data Analytics, 2014
Rotem Alalauf	Co-Founder, Director and Technical Advisor	Co-Founder, Director and Technical Advisor of GenAI Works, Inc., 2023 – Present Responsible for business development, marketing, and operations. CEO of Wand, 2022 – Present. Responsible for overall operations, corporate strategy, business development and technology. CEO of BeyondMinds, 2018 – 2021. Responsible for overall operations, corporate strategy, business development and technology.	Technion – Israel Institute of Technology, Degrees in Electrical Engineering and Physics, 2017

James "Jay" Allardyce, Jr.	Co-Founder, Director and Growth Advisor	Co-Founder, Director and Growth Advisor of GenAI Works, Inc., 2023 – Present Responsible for business development, marketing, and operations. EVP & General Manager, Data and Analytics Business Unit at insightsoftware, 2022 – Present. Responsible for overall operations and strategy within the business unit. Managing Director, Enterprise AI/ML & Analytics at Google, 2021 – 2023. Responsible for operations and strategy within the business unit.	Santa Clara University, MBA, 2007 Attended Oregon State University, Civil Engineering, California State Chico, B.S. in Management Information Systems, 2000
Anastasiia Shapovalova	Vice President of Operations	Vice President of Operations at GenAI Works, Inc., 2023 – Present Responsible for operations. Head of Operations and Human Resources at Wand, 2023 – Present Responsible for operations and human resources. Associate Professor at Kharkov National University of Radioelectronics, 2015 – Present Responsible for teaching and research. COO at WorkNest Technologies, 2018 –2022 Responsible for operations.	Kharkiv National University of Radioelectronics, PhD in Engineering Sciences, 2021 Kharkiv National University of Radioelectronics, Master Degree in Administrative Management of Information Security, 2014 Kharkiv National University of Radioelectronics, Bachelors in Information Security Management, 2013

Biographical Information

Steve Nouri: Steve is the CEO, Founder and Director of the Company. He is a distinguished data science leader who has transformed how the world perceives AI. Steve co-founder the Company to create the largest AI community missioned to empower society to discover, learn, and grow in an AI-enabled world. Steve has made a significant impact in this field, frequently acknowledged as one of the top 10 global authorities in Artificial Intelligence and Data Science. As Australia's ICT Professional of the Year, Steve is a sought-after keynote speaker, educator, and technology influencer with a following of over 2 million people. He actively participates in and contributes to the Forbes Technology Council, ACM, Harvard Business Review, and numerous other prestigious organizations. Also, as the founder of AI4Diversity, Steve leads a global non-profit initiative to engage and educate diverse communities on AI and the importance of responsible AI implementation.

<u>Rotem Alalauf</u>: Rotem is the Co-Founder, Director and Technical Advisor of the Company. He is an AI expert and serial entrepreneur. As a pioneer in artificial intelligence, Rotem has led the development of multiple large-scale systems across diverse sectors, including defense, intelligence, finance, and technology. Driven by a mission to create a better world through AI, Rotem envisions a future where humans and computers collaborate strategically and equitably. With over a decade of experience in scaling AI systems for complex problems across various industries, Rotem is a recognized leader in the AI field. In addition, Rotem is an AI investor, thought leader, and frequently shares his insights at international conferences, universities, and industry forums.

<u>James (Jay) Allardyce, Jr.</u>: Jay is the Co-Founder, Director and Growth Advisor of the Company. He is a Technology Executive with 23+ years of experience across Enterprise B2B companies such as Google, Uptake, GE, and HP. Jay is currently the General Manager of the Data Analytics business at insightsoftware, helping CFOs and their enterprises transform their operations. He has spent time at the intersections of AI/ML, Analytics, IOT, Industrial Tech, helping companies build and scale zero to 1, as well as large transformation plays. As a commercially oriented product leader, Jay has helped leaders and teams in Fortune 1000 companies to build and embrace a digital and AI first approach for how to run their business. He is a board member of Bizworld.org, and advisor to AI Drivers and Latent AI. Prior to his current roles, Jay was with Google Cloud as an Executive Managing Director and ran their WW Solutions Engineering team focused on Analytics and AI. The portfolio was the fastest growing and most impactful portfolio for Google Cloud that accelerated field and customer adoption of Google Clouds Analytics and AI portfolio. In his time, he built and ran two businesses around C3.AI and Palantir with an aim to push Google Cloud to position value to the Line of Business vs. IT via outcome-based AI and Analytical use cases. Before his time at Google, Jay led product and customer success as the Chief Product Officer of Uptake, transforming Uptake's GTM and product portfolio to focus on solution repeatability across major industries: transportation, energy, heavy construction, and the US Public Sector. Prior to Uptake, he was the Chief Product and Marketing Officer for GE Digital, as well as COO for GE Power Digital, the fastest-growing digital business within GE. Jay was an early member of that business, helping to take it from zero to ~$500M in top line over 3 years. Prior to GE, Jay spent 14 years at HP in a variety of roles, from COO of HP Software, Venture leader for new incubation, to Director of M&A, leading some of the largest and most accretive acquisitions for HP. Jay is a Silicon Valley Native and resides in the Bay Area with his wife and 3 daughters.

<u>Anastasiia Shapovalova</u>: Anastasiia is the Vice President of Operations of the Company. She is an AI specialist, and academic. In her role at the Company, Anastasiia leads a community-focused initiative on LinkedIn, boasting over 4,5 million followers. Anastasiia has a strong academic foundation with a PhD in Engineering Science, and she has been an Associate Professor at Kharkov National University of Radioelectronics since 2015. Her industry experience spans leadership roles in several companies, where she managed large teams, developed operational strategies, and established R&D centers. Anastasiia's work is characterized by her commitment to using AI ethically and responsibly, focusing on transparency, explainability, and mitigating biases in AI systems. Her vision is to create a world where AI serves as a tool for positive societal impact, empowering individuals and businesses to innovate and make informed decisions. With over a decade of experience in the tech industry, Anastasiia is a recognized thought leader and frequently shares her insights at international conferences and academic forums. She has spearheaded the development and scaling of AI systems across multiple sectors, including education, cybersecurity, and technology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): GenAI Works CF Investors SPV, LLC (the "**Co-Issuer**"), located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under [https://invest.genai.works.](https://invest.genai.works) The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

GenAI Works, Inc. is a media and technology company that offers an AI Hub for its community to discover, learn and grow. The Company was incorporated on May 17, 2023 in Delaware.

Business Plan

The state of generative AI has grown rapidly over the last 18 months. Several companies were first on the scene and significant dollars were invested. However, broad adoption is still unclear. With this rapid arrival comes uncertainty and opportunity. For example, users struggle to navigate the vast array of options to find the best-fit solutions for their needs while companies face immense challenges in gaining visibility in this crowded market and gaining their audience.

The Company's mission is to help society transition to an AI-enabled world by discovering, learning and growing in a centralized AI ecosystem. The Company is seeking to offer a trusted brand and resource for AI information through its hub that is focused on community first. The Company's AI Hub allows firms to attract an AI audience to their brand in a number of ways, including ecommerce, events, creator studio and education. Currently, the Company's AI Hub is accessed by followers through LinkedIn, Atlas, Beehiiv and Instagram with YouTube and TikTok in progress.

The Company plans to significantly expand its business by investing in technology and product development, increasing sales and marketing, and adding key personnel. This includes a plan to build a platform that allows user to connect and operate multiple AI-agents and tools in the same location. The capital we raise here will empower us to expand our technology and product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
AI Hub	A community AI Hub that offers ecommerce, events, creator studios and AI courses.	Startups, media, universities and communities.

Competition

The markets in which our products and services are sold are highly competitive. Our products compete against influencers, such as those providing singular content via blogs, podcasts and social media, and products and services offered by large and small companies, including well-known global competitors. We differentiate ourselves by being a trusted authority built for the community and providing a marketplace for a variety of products and services.

Customer Base

Our customer base consists of (i) startups to help them improve their reach, (ii) creators to help them share their passion and monetize their craft, (iii) brands to allow them to tell their AI story and (iv) Al interested parties to allow them to discover, learn and grow.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Employees

The Company does not currently have any full-time employees. The Company utilizes independent contractors and advisors.

Perks

The Company is offering the following Perks to Investors:

Time-Based Bonus

Commitment Received By October 29, 2024 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Investment between $750.00 and $1,500.00	5%
Investment between $1,500.01 and $5,000.00	10%
Investment between $5,000.01 and $10,000.00	15%
Investment between $10,000.01 and $25,000.00	20%
Investment above $25,000.00	25%

Commitment Received By December 19, 2024 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Investment between $750.00 and $1,500.00	4%
Investment between $1,500.01 and $5,000.00	9%
Investment between $5,000.01 and $10,000.00	14%
Investment between $10,000.01 and $25,000.00	19%
Investment above $25,000.00	25%

Any investors who complete their investment after October 29th at 11:59 PM Pacific Time and before the filing date of this document will retroactively receive any of the above time-based bonuses that they qualify for.

Large Investor Bonus

Amount Invested After December 19, 2024 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
$1,500.01 to $5,000.00	5%
$5,000.01 to $10,000.00	10%
$10,000.01 to $25,000.00	15%
$25,000.01 and above	20%

For the sake of clarity, Time-Based Bonus Shares and Large Investor Bonus Shares cannot be stacked together.

Existing Investor Bonus

Any existing and previously accepted investor from this Offering can earn a 10% bonus on their investment if they invest again in this Offering. This bonus applies for any investment after an existing investor's first investment.

Testing the Waters Bonus

TTW Bonuses	*Bonus shares*
Reserve and Invest	5%

For the sake of clarity, the Testing the Waters Bonus and Existing Investor Bonus may be stacked with either Time-Based Bonus Shares and Large Investor Bonus Shares. Testing the Waters Bonus and Existing Investor Bonus are also stackable with each other.

The perks will all be assigned to Investors at the termination of the Offering. The date/time of the signed subscription agreement will be used in identifying the applicability of perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire invfestment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's success depends on the experience and skill of its Co-Founders, executive officers and key personnel.

We are dependent on our Co-Founders, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our Co-Founders, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly trade secrets, to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our AI Hub, or if our AI Hub users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an AI Hub for our community to discover, learn and grow. The amount of users of our AI Hub and our users level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our AI Hub and the services offered. If clients do not perceive our AI Hub or the services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit I. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in GenAI Works CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Class B Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Company is owned by the Founder and Co-Founders and they will exercise voting control.

Prior to the Offering, the Company's Founder and Co-Founders beneficially own all of the Company. Subject to any fiduciary duties owed to investors under Delaware law, the Founder and Co-Founders will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Founder and Co-Founders may have interests that are different from yours. For example, the Founder and Co-Founders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Founder and Co-Founders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to stockholder approval.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Under the terms of the Securities, GenAI Works, Inc. will exercise voting control over the Securities and the Company will be subject to the provisions of the Stockholders Agreement. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has promised to issue certain equity grants which will be issued after the filing of this Form C. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock at $7.35 per share, plus a 3% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at Exhibit C. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,000.63
Name of Securities	Class B Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	1,321
Maximum Offering Amount	$4,999,997.29
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	660,458
Price Per Security	$7.35*
Minimum Individual Purchase Amount	$772.19[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $4,999,997.29 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is GenAI Works CF Investors SPV, LLC (the "Co-Issuer"), located at 838 Walker Road, Suite 21-2, Dover, DE 19904, United States, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://genai.works, or for the Offering at https://invest.genai.works. The Company has formed the 100% owned Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.63, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,997.29, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.genai.works/.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $27,500 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Payroll (1)	0%	$0	30%	$1,499,999
Product Development (2)	60%	$6,000	37.5%	$1,874,999
Marketing (3)	31.5%	$3,150	17.5%	$874,999
General Working Capital	0%	$0	6.5%	$325,000
Total	**100%**	**$10,000+**	**100%**	**$4,999,997+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment and a $2,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%) of the Investor's investment amount for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) The proceeds will be used to hire full-time and part-time personnel for executive, marketing, engineering and operations roles.

(2) We will continue to invest heavily in technology and product development. These proceeds will be used to improve existing website functionality and add new features and products.

(3) These proceeds will be used for user/community growth, general brand awareness and customer growth for sponsored content.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock**
> **Offering Minimum: $10,000.63**
> **Offering Maximum: $4,999,997.29**
> **Purchase Price Per Share of Security Offered: $7.35 (does not include a 3% Investor Processing Fee charged to each Investor for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00)**
> **Offering Deadline: April 30, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Amended and Restated Certificate of Incorporation (the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, the Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit F, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

The shares of Class A Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,997.29 and a minimum of $10,000.63 worth of its Class B Common Stock. The investment will be made through GenAI Works CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.63 by April 30, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.63 under the Regulation CF offering by April 30, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,997.27 maximum raise.

The minimum investment per investor is $772.19, which includes a $22.49 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation and to the applicable provisions of Delaware law.

On June 25, 2024, the Company's board of directors and shareholders approved an amendment to the Company's Certificate of Incorporation to effect a 1 for 10,000 forward stock split and create additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All shares of Common Stock as of the stock split were converted into Class A Common Stock. As a result, the Company's authorized capital stock now consists of 100,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**"), of which (i) 50,000,000 shares of Common Stock are designated as "**Class A Common Stock**" and (ii) 50,000,000 shares are designated as "**Class B Common Stock**". The Class A Common Stock and Class B Common Stock have the same rights and privileges, except that the Class A Common Stock have voting rights. Additionally, the Company intends to establish a 2024 Equity Incentive Plan and the amount of shares authorized for issuance thereunder has yet to be determined.

As of the date of this Form C, 30,000,000 shares of Class A Common Stock are issued and outstanding. Additionally, the Company has promised to issue 614,458 options to purchase shares of Class B Common Stock to key employees of the Company, which awards remain subject to the establishment of the 2024 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Common Stock
Amount Outstanding	30,000,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Common Stock at a later date. The issuance of such additional shares of Class A Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	97.86%

Type	Class B Common Stock
Amount Outstanding	41,099
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares of Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.13%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Options to Purchase Class B Common Stock*
Shares Issuable Upon Exercise	614,458
Voting Rights	The holders of Options to purchase Class B Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Class B Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Class B Common Stock at a later date. The availability of any shares of Class B Common Stock issued pursuant to the exercise of such additional Options to purchase Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.00%

*These options have been promised to key personnel and remain subject to the establishment of the 2024 Equity Incentive Plan, receipt of board approval and the execution of definitive documentation.

Voting and Control

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. The material terms of these agreements are summarized below. See <u>Exhibit F</u> for the full terms of the Stockholders Agreement.

The Issuer is a party to a certain Stockholders Agreement, dated as of June 11, 2023, under which the Company and the initial holders of Common Stock (now owners of the Class A Common Stock) agreed to, among other things (i) voting provisions regarding the Board, including the size of the Board (three (3) directors) and composition of the Issuer's board of directors, with the Founder and Co-Founders each entitled to designate one representative on the Issuer's Board of Directors, so long as they own at least seven percent (7%) of the issued and outstanding capital stock of the Issuer.

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only Class B Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Steve Nouri	14,100,000 shares of Class A Common Stock	47.00%
Jay Allardyce	7,950,000 shares of Class A Common Stock	26.50%
Rotem Alaluf	7,950,000 shares of Class A Common Stock	26.50%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Stock	N/A	3,000*	N/A	June 11, 2023	Section 4(a)(2)
Class B Common Stock	$261,821	41,099	Operations	Through April 30, 2025	Regulation CF

*On June 25, the Company effected a 10,000 to 1 forward stock split after creating additional classes of capital stock, including Class A Common Stock and Class B Common Stock. All of these shares of Common Stock were converted into 30,000,000 shares of Class A Common Stock

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) The Company has made payments to Wand Synthesis AI, Inc. and its affiliate, entities for which Rotem Alalauf, a Founder and Director of the Company, is the founder and CEO, for services provided to the Company. These payments totaled $10,000 and $5,000 in 2024 and 2023, respectively.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of April 30, 2025, the Company had an aggregate of approximately $324,676.37 in cash and cash equivalents, and when combined with the Company's current monthly operating performance, leaves the Company with approximately 12 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

As of April 30, 2025, the Company had raised $261,821 from this Offering, issuing 41,099 shares of Class B Common Stock. The Company plans to continue this raise to help fund growth and operations.

In addition to the Offering, the Company may concurrently raise additional capital by offering to sell securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, including revenue, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://genai.works.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

GenAI Works, Inc.
(Issuer)

By:/s/Steve Nouri
(Signature)

Steve Nouri
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steve Nouri
(Signature)

Steve Nouri
(Name)

Director
(Title)

April 29, 2025
(Date)

/s/James R. Allardyce, Jr.
(Signature)

James R. Allardyce, Jr.
(Name)

Director
(Title)

April 29, 2025
(Date)

/s/ Rotem Alaluf
(Signature)

Rotem Alaluf
(Name)

Director
(Title)

April 29, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

EXHIBIT C
Subscription Agreement
(Attached)

EXHIBIT D
Amended and Restated Certificate of Incorporation
(Attached)

EXHIBIT E
By-Laws
(Attached)

EXHIBIT F
Stockholders Agreement
(Attached)

EXHIBIT G
Financial Statements
(Attached)

EXHIBIT H
Video Transcript
(Attached)

EXHIBIT I
TTW Communications



GenAI Works, Inc
(a Delaware Corporation)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2024 and 2023

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



GenAI Works, Inc

TABLE OF CONTENTS



CPA Auditor, Inc.
505 Montgomery Street, 10th floor, San Francisco, CA 94111,
333 Gellert Blvd, Suite 162, Daly City, CA 94015
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works, Inc.
838 Walker Road, Suite 21-2
Dover, DE 1990

Opinion

We have audited the financial statements of GenAI Works, Inc (a Delaware Corporation) which comprise the balance sheet December 31, 2024, and 2023, and the and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2024 and from inception May 17, 2023 to December 31, 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GenAI Works, Inc, as of December 31, 2024, and 2023, the results of its operations and its cash flows for the year ended December 31, 2024 and from inception May 17, 2023 to December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works, Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
April 15, 2025

GenAI Works, Inc
Balance Sheets
December 31, 2024, and 2023

ASSETS

	2024	2023
CURRENT ASSETS		
Cash and cash equivalents	$ 229,194	$ 72,182
Accounts receivable	19,725	-
Other current assets	12,145	-
Total Current Assets	261,064	72,182
Fixed Assets		
Computers	4,889	-
Less : Accumulated depreciation	(280)	-
Total Fixed Assets	4,609	
TOTAL ASSETS	**265,673**	**72,182**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2024	2023
CURRENT LIABILITIES		
Accounts payable	515	
Income tax payable	1,276	15,709
Total Liabilities	1,791	15,709
STOCKHOLDERS' EQUITY		
Common stock, $0.00001 par value, 50,000,000 shares of Class A authorized, and 0 issued and outstanding	-	-
Common stock, $0.00001 par value, 50,000,000 shares of Class B authorized, and 39,667 issued and outstanding	-	-
Additional paid in capital	202,908	-
Retained earnings	60,974	56,473
Total Stockholders' Equity	263,882	56,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 265,673**	**$ 72,182**

GenAI Works, Inc
Statements of Operations
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	2024	2023
REVENUES		
Gross sales, net	$ 982,078	$ 121,876
Gross Revenue	982,078	121,876
EXPENSES		
Consulting expense	589,853	13,599
Legal and professional fees	237,883	2,242
Dues and subscription	92,264	29,923
Bank and stripe fees	18,253	3,537
Travel	16,171	
Office expense	12,554	-
Advertising	5,442	393
Insurance	3,032	-
Rent	568	-
Depreciation	280	-
Total Expenses	976,301	49,694
INCOME BEFORE INCOME TAXES	5,777	72,182
Provision for income taxes	(1,276)	(15,709)
NET INCOME	$ 4,501	$ 56,473

GenAI Works, Inc
Statements of Stockholders' Equity
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance, May 17, 2023	$ -	$ -	$ -	$ -
Net Income	-	-	56,473	56,473
Balance, December 31, 2023	-	-	56,473	56,473
Common stock	-	202,908	-	202,908
Net Income	-	-	4,501	4,501
Balance, December 31, 2024	$ -	$ 202,908	$ 60,974	$ 263,882

GenAI Works, Inc
Statements of Cash Flows
Year Ended December 31, 2024 and From Inception May 17, 2023 to December 31, 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 4,501	$ 56,473
Depreciation	280	-
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts receivable	(19,725)	-
Other current assets	(12,145)	-
Accounts payable	515	-
Income tax payable	(14,433)	15,709
Net Cash Used In Operating Activities	(41,007)	72,182
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of computers	(4,890)	-
Net Cash Used in Investing Activities	(4,890)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Additional paid in capital	202,908	-
Net Cash Provided by Financing Activities	202,908	-
Net change in cash and cash equivalents	157,012	72,182
CASH AND CASH EQUIVALENTS, beginning balance	72,182	-
CASH AND CASH EQUIVALENTS, ending balance	$ 229,194	$ 72,182
SUPPLEMENTAL CASH-FLOW INFORMATION		
Cash paid during the year for -		
Interest	$ -	$ -
Income tax	$ 15,709	$ -

See accompanying independent auditors' report and notes to financial statements

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works, Inc., ("GenAI") a Delaware corporation, was incorporated on May 17, 2023. GenAI provides AI courses and marketing services to individuals and corporations.

Basis of Accounting – GenAI prepares the financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash consists of interest and non-interest-bearing accounts with one financial institution. GenAI considers all highly liquid investments with an original maturity of three months or less from the date of purchase to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Fixed Assets - Fixed assets are recorded at cost or fair market value when donated. Depreciation and amortization are provided on a straight-line basis (half-year convention) over the estimated useful lives of the assets or the terms of the lease, as appropriate. Expenditures on maintenance and repairs are charged to operations as incurred. We capitalize all equipment purchases exceeding $1,000 with useful lives in excess of one year.

Type of Property	Life
Computers	3 Years

Depreciation expense for the years 2024 and 2023 were $280 and $0, respectively.

Accounts Payable – Accounts payable are recorded when goods or benefits are received. The carrying amount of accounts and credit card payable in the balance sheet approximates its fair value.

Equity Financing – In October 2024, the Company raised gross proceeds of $221,758 through an equity crowdfunding campaign. In exchange for the proceeds, GenAI issued 1,000,000 shares of Common Stock Class B stock to participating investors.

Crowdfunding campaign charged a processing fee of $18,850, which was deducted from the gross proceeds. In accordance with U.S. GAAP, the offering costs directly attributable to the equity raise were recorded as a reduction to additional paid-in capital.

The net proceeds of $221,758 were recorded as follows on GenAI balance sheet:
  • Cash increased by amount collected.
  • Common Stock Class B Stock was credited for the aggregate par value of the shares issued.
  • Additional Paid-In Capital was credited for the remaining amount, net of offering costs.

Revenue Recognition – GenAI adopted new accounting standard, as amended, regarding revenue from contracts with customers using the modified retrospective approach. This standard provides guidance on recognizing revenue, including a five-step model to determine when revenue recognition is appropriate. The adoption of this standard did not have a material impact on the financial position and results of operations.

GenAI receives revenue from the sale of marketing services and educational courses related to artificial intelligence. Revenue is recognized when the service or course is provided and no other significant obligation of GenAI exists and collectability is reasonable assured.

The Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) "Revenue from Contracts with Customers." This standard, along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which entity expects to be entitled in exchange for goods or services.

GenAI applies the five-step approach outlined in the new revenue standard:
• Identify the contract with a customer.
• Identify the performance obligations in the contract.
• Determine the transaction price.
• Allocate the transaction price to the performance obligations in the contract; and
• Recognize revenue when (or as) GenAI satisfies a performance obligation at a point in time.

Advertising – Advertising costs are expensed as incurred. These costs include advertising expenses. Advertising costs were $5,442 and $393 for the years ended December 31, 2024, and 2023, respectively.

Income Taxes – GenAI has elected to be taxed under the chapter C of the Internal Revenue Code. Income of GenAI is reported in its income tax return.

At December 31, 2024, GenAI did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB ASC 740, Income Taxes and no amounts have been recognized for potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the year presented are comprised of the tax for Federal and the States in which GenAI operates based on tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. GenAI has temporary differences which are immaterial and thus determines it impractical to recognize such in the financial statements. GenAI files its income tax returns in the United States Federal, state of Delaware.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including cash, accounts receivable, other current assets, accounts payable and income tax payable approximate fair value as of December 31, 2024, because of the relatively short maturity of these instruments.

2. Concentration of Credit Risk

Financial instruments that potentially subject GenAI to concentrations of credit risk consist principally of deposits greater than $250,000 for interest-bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

GenAI has no cash balances on deposit on December 31, 2024, that exceeded the balance insured by the FDIC. Management periodically reviews their cash policies and believe any potential accounting loss is minimal.

3. Contingencies, Risks and Uncertainties

Services and products are concentrated in an industry which is characterized by significant competition, rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. The success of GenAI depends on management's ability to anticipate and to respond quickly and adequately to technological developments in the industry, changes in customer requirements or changes to industry standards. Any significant delays in the development or introduction of services could have a material adverse effect on business and operating results.

In the normal course of business, GenAI may be subject to various claims and lawsuits and intends to defend any claims and lawsuits vigorously.

Certain factors beyond GenAI's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the financial condition and the results of its operations.

4. **Subsequent Events**

GenAI has evaluated subsequent events through April 15, 2025, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.

GENAI WORKS CF INVESTORS SPV, LLC

AUDITED FINANCIAL STATEMENTS

FROM INCEPTION JULY 8, 2024 TO
DECEMBER 31, 2024

TOGETHER WITH
INDEPENDENT AUDITORS' REPORT

GENAI WORKS CF INVESTORS SPV, LLC

TABLE OF CONTENTS





CPA Auditor, Inc.
505 Montgomery Street, 10th floor, San Francisco, CA 94111,
333 Gellert Blvd, Suite 162, Daly City, CA 94015
650-290-2941, abhi@cpaauditor.com, www.cpaauditor.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
GenAI Works CF Investors SPV, LLC
Lewes, Delaware

Opinion

We have audited the financial statements of GenAI Works CF Investors SPV, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations for the period from inception July 8, 2024 to December 31, 2024, changes in members' equity, and cash flows for the period ended December 31, 2024 and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of GenAI Works CF Investors SPV, LLC, as of December 31, 2024, and the results of its operations and its cash flows for the period from inception July 8, 2024 to December 31, 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of GenAI Works CF Investors SPV, LLC., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

As discussed below in footnote 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial



statements do not include any adjustments that might be necessary should the GenAI Works CF Investors SPV, LLC be unable to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC's ability to continue as a going concern within one year from the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.



- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GenAI Works CF Investors SPV, LLC internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about GenAI Works CF Investors SPV, LLC ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
April 15, 2025

GenAI Works CF Investors SPV, LLC
Balance Sheet
December 31, 2024

ASSETS

	2024
CURRENT ASSETS	
Cash and cash equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	-
Total Liabilities	-
MEMBERS' EQUITY	
Retained earnings	-
Total Members' Equity	-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ -

GenAI Works CF Investors SPV, LLC
Statement of Operations
For the Period from Inception July 8, 2024 to December 31, 2024

	2024
REVENUES	
Gross sales, net	$ -
Gross Revenue	-
EXPENSES	
General and administrative	-
Sales and marketing	-
Total Expenses	-
INCOME BEFORE INCOME TAXES	-
Provision for income taxes	-
NET INCOME	$ -

GenAI Works CF Investors SPV, LLC
Statement of Members' Equity
For the Period from Inception July 8, 2024 to December 31, 2024

	Members' Equity
Balance, July 8, 2024	$ -
Net Income	-
Balance, December 31, 2024	**$ -**

GenAI Works CF Investors SPV, LLC
Statements of Cash Flows
For the Period from Inception July 8, 2024 to December 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ -
Adjustments to reconcile net income to net cash	
used in operating activities:	
Changes in assets and liabilities:	
Net Cash Used In Operating Activities	-
CASH FLOWS FROM INVESTING ACTIVITIES	
Net Cash Used in Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Provided by Financing Activities	-
Net change in cash and cash equivalents	-
CASH AND CASH EQUIVALENTS, beginning balance	-
CASH AND CASH EQUIVALENTS, ending balance	$ -
SUPPLEMENTAL CASH-FLOW INFORMATION	
Cash paid during the year for -	
Interest	$ -
Income tax	$ -

1. **Summary of Significant Accounting Policies:**

Nature of Business – GenAI Works CF Investors SPV, LLC was formed on July 8, 2024, in the state of Delaware. The financial statements of GenAI Works CF Investors SPV, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Washington, D.C.

GenAI Works CF Investors SPV, LLC is a special purpose vehicle ("SPV") to facilitate investor aggregation for a Regulation CF fundraising. The SPV will be a Co-Issuer with GenAi Works. After a successful crowdfunding round under Regulation CF, the investors will purchase shares of GenAI Works through the SPV. The SPV will then issue the investors shares in the SPV equal to the shares purchased in GenAI Works.

GenAI Works provides an inclusive ecosystem where AI enthusiasts, professionals, and industry leaders come together to explore, learn, and advance the field of artificial intelligence. Users can access the latest AI news and research, network with industry leaders, find job opportunities, and explore our marketplace of 2,500+ AI agents, AI events and courses.

Basis of Accounting – The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP"). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Accounts Payable – Accounts payable are recorded when goods or benefits are received.

Revenue Recognition – The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

- Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

- Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

- Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes – The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

2. Members' Equity

The company did not issue any membership units for the period from inception July 8, 2024 to December 31, 2024

3. Contingencies and Commitments

Contingencies – The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims – From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. Going Concern

The accompanying financial statements have been prepared on a going concern basis, which assumes that the entity will continue to operate in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

As of December 31, 2024, the Company had no assets, no liabilities, and had not conducted any business activities since its formation. While the entity has not commenced operations, management believes the going concern basis of accounting is appropriate given the intention to maintain the entity for future use in connection with potential strategic or investment activities.

Management will continue to monitor the entity's status and funding requirements. If future plans change or funding is not available as intended, it could impact the ability of the Company to continue as a going concern. These financial statements do not include any adjustments resulting from these uncertainties.

5. **Subsequent Events**

GenAI has evaluated subsequent events through April 15, 2025, the date on which the financial statements were available to be issued. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. GenAI has determined that there are no unrecognized subsequent events that require additional disclosures.